UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF APRIL 2012

METHANEX CORPORATION

(Registrant’s name)

SUITE 1800, 200 BURRARD STREET, VANCOUVER, BC V6C 3M1 CANADA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☐             Form 40-F  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82                         .

NEWS RELEASE

Methanex Corporation

1800 - 200 Burrard St.

Vancouver, BC Canada V6C 3M1

Investor Relations: (604) 661-2600

http://www.methanex.com

For immediate release

METHANEX REPORTS FIRST QUARTER RESULTS AND INCREASES DIVIDEND 9%

APRIL 25, 2012

For the first quarter of 2012, Methanex reported Adjusted EBITDA1 of $93 million and Adjusted net income1 of $39 million ($0.41 per share on a diluted basis1). This compares with Adjusted EBITDA1 of $133 million and Adjusted net income1 of $65 million ($0.69 per share on a diluted basis1) for the fourth quarter of 2011.

Methanex also announced that its Board of Directors has approved a 9 percent increase to its quarterly dividend to shareholders, from $0.17 to $0.185 per share. The increased dividend will apply commencing with the dividend payable on June 30, 2012 to holders of common shares on record on June 16, 2012.

Bruce Aitken, President and CEO of Methanex commented, “Our earnings for the first quarter were impacted by lower sales of Methanex-produced methanol and one-off items and we expect to deliver stronger earnings as the year progresses. Methanol demand has remained healthy, the pricing environment has been stable and we reported another good quarter of cash flow generation. The outlook for the industry also looks very attractive, as demand growth is expected to significantly exceed new capacity additions over the next few years.”

Mr. Aitken added, “With a positive outlook for the methanol industry and the strong performance of our new plants in Egypt and Medicine Hat, I am pleased to confirm that our Board has approved another increase to our regular dividend. This represents the eighth increase since we implemented a dividend in 2002. And, we have significant upside potential to production and cash generation over the next few years. We are on target to restart a second plant in New Zealand in Q3 2012 and we continue to make good progress on the Louisiana relocation project which should benefit significantly from competitively priced natural gas in North America.”

Mr. Aitken concluded, “With over US$500 million of cash on hand, an undrawn credit facility, a robust balance sheet, and strong cash flow generation, we are well positioned to repay our $200 million bond coming due in August, invest in the Louisiana relocation project and other strategic opportunities to grow the Company, and continue to deliver on our commitment to return excess cash to shareholders.”

A conference call is scheduled for April 26, 2012 at 12:00 noon ET (9:00 am PT) to review these first quarter results. To access the call, dial the Conferencing operator ten minutes prior to the start of the call at (416) 340-8018, or toll free at (866) 223-7781. A playback version of the conference call will be available for three weeks at (905) 694-9451, or toll free at (800) 408-3053. The passcode for the playback version is 2530127. There will be a simultaneous audio-only webcast of the conference call, which can be accessed from our website at www.methanex.com. The webcast will be available on our website for three weeks following the call.

Methanex is a Vancouver-based, publicly traded company and is the world’s largest supplier of methanol to major international markets. Methanex shares are listed for trading on the Toronto Stock Exchange in Canada under the trading symbol “MX”, on the NASDAQ Global Market in the United States under the trading symbol “MEOH”, and on the foreign securities market of the Santiago Stock Exchange in Chile under the trading symbol “Methanex”. Methanex can be visited online at www.methanex.com.

-more-

FORWARD-LOOKING INFORMATION WARNING

This First Quarter 2012 press release contains forward-looking statements with respect to us and the chemical industry. Refer to Forward-Looking Information Warning in the attached First Quarter 2012 Management’s Discussion and Analysis for more information.

[1]

Adjusted EBITDA, Adjusted net income and Adjusted net income per common share are non-GAAP measures which do not have any standardized meaning prescribed by GAAP. These measures represent the amounts that are attributable to Methanex Corporation shareholders and are calculated by excluding amounts associated with the 40% non-controlling interest in the methanol facility in Egypt and the mark-to-market impact of items which impact the comparability of our earnings from one period to another, which currently include only the mark-to-market impact of share-based compensation as a result of changes in our share price. Refer to Additional Information—Supplemental Non-GAAP Measures on page 12 of the attached Interim Report for the three months ended March 31, 2012 for reconciliations to the most comparable GAAP measures.

-end-

For further information, contact:

Jason Chesko

Director, Investor Relations

Tel: 604.661.2600

Interim Report

For the

1 Three Months Ended

March 31, 2012

At April 25, 2012 the Company had 93,716,628 common shares issued and outstanding and stock options exercisable for 4,324,192 additional common shares.

Share Information

Methanex Corporation’s common shares are listed for trading on the Toronto Stock Exchange under the symbol MX, on the Nasdaq Global Market under the symbol MEOH and on the foreign securities market of the Santiago Stock Exchange in Chile under the trading symbol Methanex.

Transfer Agents & Registrars

CIBC Mellon Trust Company

320 Bay Street

Toronto, Ontario, Canada M5H 4A6

Toll free in North America: 1-800-387-0825

Investor Information

All financial reports, news releases and corporate information can be accessed on our website at www.methanex.com.

Contact Information

Methanex Investor Relations

1800 - 200 Burrard Street

Vancouver, BC Canada V6C 3M1

E-mail: invest@methanex.com

Methanex Toll-Free:

1-800-661-8851

FIRST QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

Except where otherwise noted, all currency amounts are stated in United States dollars.

	Three Months Ended
($ millions, except where noted)	Mar 31 2012	Dec 31 2011	Mar 31 2011
Production (thousands of tonnes) (attributable to Methanex shareholders)	945	961	801

Sales volumes (thousands of tonnes):
Produced methanol (attributable to Methanex shareholders)	926	1,052	848
Purchased methanol	691	644	835
Commission sales [1]	198	208	172

Total sales volumes	1,815	1,904	1,855
Methanex average non-discounted posted price ($ per tonne) [2]	437	456	436
Average realized price ($ per tonne) [3]	382	388	367
Adjusted EBITDA (attributable to Methanex shareholders) [4]	93	133	81
Cash flows from operating activities	93	158	125
Adjusted cash flows from operating activities (attributable to
Methanex shareholders) [4]	89	122	81
Net income (attributable to Methanex shareholders)	22	64	35
Adjusted net income (attributable to Methanex shareholders) [4]	39	65	37
Basic net income per common share (attributable to Methanex shareholders)	0.24	0.69	0.37
Diluted net income per common share (attributable to Methanex shareholders)	0.23	0.68	0.37
Adjusted net income per common share (attributable to Methanex shareholders) [4]	0.41	0.69	0.39
Common share information (millions of shares):
Weighted average number of common shares	93	93	93
Diluted weighted average number of common shares	95	94	94
Number of common shares outstanding, end of period	94	93	93

[1]	Commission sales represent volumes marketed on a commission basis related to the 36.9% of the Atlas methanol facility and 40% of the Egypt methanol facility that we do not own.
[2]

Methanex average non-discounted posted price represents the average of our non-discounted posted prices in North America, Europe and Asia Pacific weighted by sales volume. Current and historical pricing information is available at www.methanex.com.

[3]

Average realized price is calculated as revenue, excluding commissions earned and the Egypt non-controlling interest share of revenue, divided by the total sales volumes of Methanex-produced (attributable to Methanex shareholders) and purchased methanol.

[4]

These items are non-GAAP measures that do not have any standardized meaning prescribed by GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. Refer to Additional Information—Supplemental Non-GAAP Measures on page 12 for a description of each non-GAAP measure and reconciliations to the most comparable GAAP measures.

METHANEX CORPORATION 2012 FIRST QUARTER REPORT	PAGE 1
MANAGEMENT’S DISCUSSION AND ANALYSIS

This First Quarter 2012 Management’s Discussion and Analysis (“MD&A”) dated April 25, 2012 for Methanex Corporation (“the Company”) should be read in conjunction with the Company’s condensed consolidated interim financial statements for the period ended March 31, 2012 as well as the 2011 Annual Consolidated Financial Statements and MD&A included in the Methanex 2011 Annual Report. Unless otherwise indicated, the financial information presented in this interim report is prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). The Methanex 2011 Annual Report and additional information relating to Methanex is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

PRODUCTION SUMMARY

	Q1 2012		Q4 2011	Q1 2011
(thousands of tonnes)	Capacity [1]	Production	Production	Production
Chile I, II, III and IV	950	113	113	183
New Zealand [2]	558	174	211	203
Atlas (Trinidad) (63.1% interest)	288	127	195	263
Titan (Trinidad)	225	215	180	121
Egypt (60% interest)	190	202	132	31
Medicine Hat	118	114	130	—

	2,329	945	961	801

[1]

The production capacity of our production facilities may be higher than original nameplate capacity as, over time, these figures have been adjusted to reflect ongoing operating efficiencies at these facilities.

[2]

The production capacity of New Zealand represents the two 0.85 million tonne facilities at Motunui and the 0.53 million tonne facility at Waitara Valley. We are on track to restart a second Motunui facility in Q3 2012, which is supported by a new ten-year natural gas agreement (refer to the New Zealand section on page 3 for more information). Due to current distillation capacity constraints at the Motunui site, the combined operating capacity of both plants is approximately 1.5 million tonnes, compared with the combined nameplate capacity of 1.7 million tonnes.

Chile

We continue to operate our Chile facilities significantly below site capacity. This is primarily due to curtailments of natural gas supply from Argentina – refer to the Management’s Discussion and Analysis included in our 2011 Annual Report for more information.

During the first quarter of 2012, we produced 113,000 tonnes in Chile operating one plant at approximately 40% of capacity. We continue to work closely with Empresa Nacional del Petroleo (ENAP) to manage through the seasonality of gas demand with the objective of maintaining our operations throughout the winter season in 2012. ENAP, the state-owned energy supplier, utilizes incremental natural gas during the winter season in southern Chile when residential demand is at its peak.

Our primary goal is to progressively increase production at our Chile site with natural gas from suppliers in Chile. We are pursuing investment opportunities with ENAP, GeoPark Chile Limited (GeoPark) and others to help accelerate natural gas exploration and development in southern Chile. We are working with ENAP to develop natural gas in the Dorado Riquelme block. Under the arrangement, we fund a 50% participation in the block and, as at March 31, 2012, we had contributed approximately $110 million. Over the past few years, we have also provided GeoPark with $57 million (of which approximately $48 million had been repaid at March 31, 2012) to support and accelerate GeoPark’s natural gas exploration and development activities. GeoPark has agreed to supply us with all natural gas sourced from the Fell block under a ten-year exclusive supply arrangement that commenced in 2008. During the first quarter of 2012, approximately 75% of production at our Chilean facilities was produced with natural gas supplied from the Fell and Dorado Riquelme blocks.

Other investment activities are also supporting the acceleration of natural gas exploration and development in areas of southern Chile. Over the past few years, the government of Chile has completed international bidding rounds to assign oil and natural gas exploration areas that lie close to our production facilities and announced the participation of several international oil and gas companies. We are participating in various exploration blocks with other international oil and gas companies with Geopark as the operator. As at March 31, 2012, we had contributed $11 million for our share of the exploration costs.

METHANEX CORPORATION 2012 FIRST QUARTER REPORT	PAGE 2
MANAGEMENT’S DISCUSSION AND ANALYSIS

While significant investments have been made in the last few years for natural gas exploration and development in southern Chile, the timelines for significant increases in gas production are much longer than we had originally anticipated and existing gas fields are experiencing declines. As a result, the short-term outlook for gas supply in Chile continues to be challenging and we are examining the viability of other projects to increase the utilization of our Chilean assets. We are planning to relocate one of the idle Chile methanol plants with a capacity of approximately 1.0 million tonnes to the Gulf Coast area of the United States. We have secured land in Geismar, Louisiana and are progressing site-specific engineering works. We expect to make a final investment decision in Q3 2012 and the plant to be operational in late 2014. We are also continuing to examine the viability of utilizing coal gasification as an alternative feedstock in Chile.

The future operating rate of our Chile site is primarily dependent on demand for natural gas for residential purposes, which is higher in the southern hemisphere winter, production rates from existing natural gas fields, and the level of natural gas deliveries from future exploration and development activities in southern Chile. We cannot provide assurance regarding the production rates from existing natural gas fields or that we, ENAP, GeoPark or others will be successful in the exploration and development of natural gas or that we will obtain any additional natural gas from suppliers in Chile on commercially acceptable terms. As a result, we cannot provide assurance in the level of natural gas supply or that we will be able to source sufficient natural gas to operate any capacity in Chile or that we will have sufficient future cash flows from Chile to support the carrying value of our Chilean assets and that this will not have an adverse impact on our results of operations and financial condition.

New Zealand

During the first quarter of 2012, we produced 174,000 tonnes in New Zealand compared with 211,000 tonnes during the fourth quarter of 2011. We suspended operations for a short period during the first quarter of 2012 while upstream gas supply maintenance was performed and this reduced our production compared with the fourth quarter of 2011.

We are currently operating one 850,000 tonne per year plant at our Motunui facility and are on target to restart a second Motunui facility in Q3 2012. The restart of this facility will add up to 650,000 tonnes of incremental capacity per annum to our New Zealand operations. In support of the restart, we have entered into a ten-year gas supply agreement which is expected to supply up to half of the 1.5 million tonnes of annual operating capacity at the Motunui site. We are also assessing the feasibility of a debottlenecking project which could further increase the operating capacity of the Motunui site.

We also have an additional 530,000 tonne per year plant at the nearby Waitara Valley site which remains idle. This facility provides additional potential to increase New Zealand production depending on the availability of competitively priced natural gas and methanol supply and demand dynamics.

Trinidad

We own 100% of the 900,000 tonne Titan facility in Trinidad and have a 63.1% interest in the Atlas facility with an annual production capacity of 1,150,000 tonnes (63.1% interest). Our Titan facility operated well in the first quarter of 2012, producing 215,000 tonnes of methanol compared with a capacity of 225,000 tonnes. As a result of an equipment failure experienced in July 2011, we operated the Atlas facility at approximately 70% of capacity until January 2012 when it was shut down for a 38 day outage for maintenance and to repair the equipment failure. The facility was restarted in February 2012 and at the end of the first quarter was operating at approximately 90% of capacity.

We continue to experience some small periodic natural gas curtailments to our Trinidad facilities due to a mismatch between upstream commitments to supply the Natural Gas Company in Trinidad (NGC) and downstream demand from NGC’s customers which becomes apparent when an upstream technical problem arises. We are engaged with key stakeholders to find a solution to this issue, but in the meantime we expect to continue to experience some gas curtailments to our Trinidad site.

METHANEX CORPORATION 2012 FIRST QUARTER REPORT	PAGE 3
MANAGEMENT’S DISCUSSION AND ANALYSIS

Egypt

The Egypt methanol facility (60% interest) produced 202,000 tonnes in the first quarter of 2012 compared with 132,000 tonnes during the fourth quarter of 2011. Production in the first quarter of 2012 was above capacity while production in the fourth quarter of 2011 was lower than capacity due to a temporary shutdown of the facility. We have a 60% interest in the facility and have marketing rights for 100% of the production.

Medicine Hat

Our 470,000 tonne per year facility in Medicine Hat, Alberta produced 114,000 tonnes in the first quarter of 2012 compared with 130,000 tonnes during the fourth quarter of 2011. The lower production in the first quarter of 2012 was due to a minor unplanned maintenance outage. We have a program in place to purchase natural gas on the Alberta gas market and we believe that the long term natural gas dynamics in North America will support the long term operation of this facility.

FINANCIAL RESULTS

For the first quarter of 2012 we recorded Adjusted EBITDA of $93 million and Adjusted net income of $39 million ($0.41 per share on a diluted basis). This compares with Adjusted EBITDA of $133 million and Adjusted net income of $65 million ($0.69 per share on a diluted basis) for the fourth quarter of 2011 and Adjusted EBITDA of $81 million and Adjusted net income of $37 million ($0.39 per share on a diluted basis) for the first quarter of 2011. Adjusted EBITDA and Adjusted net income were higher for the first quarter of 2012 compared with the same period in 2011 due primarily to the impact of sales from the Egypt and Medicine Hat facilities which commenced operations in the first and second quarters of 2011, respectively. For the first quarter of 2012 compared with the fourth quarter of 2011, Adjusted EBITDA and Adjusted net income were lower due primarily to lower sales of Methanex-produced methanol, a recovery recorded in the fourth quarter of 2011 related to insurance proceeds and a one-time charge incurred in the first quarter of 2012 to terminate a time charter vessel lease contract.

We calculate Adjusted EBITDA and Adjusted net income by excluding amounts associated with non-controlling interests and items which impact the comparability of our results from one period to another.

We own 60% of the 1.26 million tonne per year Egypt methanol facility and we account for this investment using consolidation accounting, which results in 100% of the revenues and expenses being included in our financial statements with the other investors’ interest in the methanol facility being presented as “non-controlling interests.” For purposes of reviewing our financial results, we analyze Adjusted EBITDA and Adjusted net income by excluding the amounts associated with the other investors’ 40% non-controlling interest.

We also exclude from the calculation of these measures the mark-to-market impact of items which impact the comparability of our results from one period to another, which currently include only the mark-to-market impact of share-based compensation as a result of changes in our share price. We grant share-based awards as an element of compensation and, as more fully discussed on page 7, certain of these awards are marked to market each period with the changes in fair value recognized in earnings for the proportion of the service that has been rendered at the reporting date. We believe excluding from these measures the mark-to-market impact of share-based compensation as a result of changes in our share price will provide readers with a better measure of the Company’s underlying ability to generate cash from operations and improve the comparability of our financial results from one period to another.

Refer to Additional Information—Supplemental Non-GAAP Measures on page 12 for further information.

METHANEX CORPORATION 2012 FIRST QUARTER REPORT	PAGE 4
MANAGEMENT’S DISCUSSION AND ANALYSIS

A reconciliation from net income attributable to Methanex shareholders to Adjusted net income and the calculation of Adjusted net income per common share is as follows:

	Three Months Ended
($ millions)	Mar 31 2012	Dec 31 2011	Mar 31 2011
Net income attributable to Methanex shareholders	$22	$64	$35
Mark-to-market impact of share-based compensation, net of tax	17	1	2

Adjusted net income	$39	$65	$37

Diluted weighted average shares outstanding	94,714,364	94,236,703	94,311,878
Adjusted net income per common share	$0.41	$0.69	$0.39

We review our financial results by analyzing changes in Adjusted EBITDA, mark-to-market impact of share-based compensation, depreciation and amortization, finance costs, finance income and other expenses and income taxes.

	Three Months Ended
($ millions)	Mar 31 2012	Dec 31 2011	Mar 31 2011
Consolidated statements of income:
Revenue	$666	$696	$619
Cost of sales and operating expenses, excluding mark-to-market impact of share-based compensation	(551)	(546)	(539)

	115	150	80
Comprised of:
Adjusted EBITDA (attributable to Methanex shareholders) [1]	93	133	81
Attributable to non-controlling interests	22	17	(1)

	115	150	80
Mark-to-market impact of share-based compensation	(18)	(1)	(3)
Depreciation and amortization	(38)	(43)	(30)

Operating income [1]	59	106	47
Finance costs	(18)	(18)	(9)
Finance income and other expenses	2	(3)	5
Income tax expense	(10)	(12)	(9)

Net income	$33	$73	$34

Net income attributable to Methanex shareholders	$22	$64	$35

[1]

These items are non-GAAP measures that do not have any standardized meaning prescribed by GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. Refer to Additional Information—Supplemental Non-GAAP Measures on page 12 for a description of each non-GAAP measure and reconciliations to the most comparable GAAP measures.

ADJUSTED EBITDA (ATTRIBUTABLE TO METHANEX SHAREHOLDERS)

Our operations consist of a single operating segment – the production and sale of methanol. We review the results of our operations by analyzing changes in the components of adjusted earnings before the mark-to-market impact of share-based compensation, depreciation and amortization, finance costs, finance income and other expenses, and income taxes (“Adjusted EBITDA”). For a discussion of the definitions used in our Adjusted EBITDA analysis, refer to How We Analyze Our Business on page 17.

The changes in Adjusted EBITDA resulted from changes in the following:

($ millions)	Q1 2012 compared with Q4 2011	Q1 2012 compared with Q1 2011
Average realized price	$(9)	$24
Sales volume	(8)	(5)
Total cash costs (see table on page 6)	(23)	(7)

Increase (decrease) in Adjusted EBITDA	$(40)	$12

METHANEX CORPORATION 2012 FIRST QUARTER REPORT	PAGE 5
MANAGEMENT’S DISCUSSION AND ANALYSIS

Average realized price

	Three Months Ended
($ per tonne, except where noted)	Mar 31 2012	Dec 31 2011	Mar 31 2011
Methanex average non-discounted posted price [1]	437	456	436
Methanex average realized price	382	388	367
Average discount	13%	15%	16%

[1]

Methanex average non-discounted posted price represents the average of our non-discounted posted prices in North America, Europe and Asia Pacific weighted by sales volume. Current and historical pricing information is available at www.methanex.com.

During the first quarter of 2012, overall industry supply and demand conditions remained balanced and as a result, the pricing environment remained relatively stable (refer to Supply/Demand Fundamentals section on page 10 for more information). Our average non-discounted posted price for the first quarter of 2012 was $437 per tonne compared with $456 per tonne for the fourth quarter of 2011 and $436 per tonne for the first quarter of 2011. Our average realized price for the first quarter of 2012 was $382 per tonne compared with $388 per tonne for the fourth quarter of 2011 and $367 per tonne for the first quarter of 2011. The change in our average realized price for the first quarter of 2012 decreased Adjusted EBITDA by $9 million compared with the fourth quarter of 2011 and increased Adjusted EBITDA by $24 million compared with the first quarter of 2011.

Sales volume

Total methanol sales volumes excluding commission sales volumes were lower in the first quarter of 2012 compared with the fourth quarter of 2011 and the first quarter of 2011 and this decreased Adjusted EBITDA by $8 million and $5 million, respectively.

Total cash costs

The primary drivers of changes in our total cash costs are changes in the cost of methanol we produce at our facilities (Methanex-produced methanol) and changes in the cost of methanol we purchase from others (purchased methanol). All of our production facilities except Medicine Hat are underpinned by natural gas purchase agreements with pricing terms that include base and variable price components. We supplement our production with methanol produced by others through methanol offtake contracts and purchases on the spot market to meet customer needs and support our marketing efforts within the major global markets.

We have adopted the first-in, first-out method of accounting for inventories and it generally takes between 30 and 60 days to sell the methanol we produce or purchase. Accordingly, the changes in Adjusted EBITDA as a result of changes in Methanex-produced and purchased methanol costs will depend on changes in methanol pricing and the timing of inventory flows.

The impact on Adjusted EBITDA from changes in our cash costs are explained below:

($ millions)	Q1 2012 compared with Q4 2011	Q1 2012 compared with Q1 2011
Methanex-produced methanol costs	$5	$(8)
Insurance recovery	(15)	2
Proportion of produced methanol sales	(12)	18
Purchased methanol costs	6	(7)
Logistics costs	1	(4)
Other, net	(8)	(8)

	$(23)	$(7)

METHANEX CORPORATION 2012 FIRST QUARTER REPORT	PAGE 6
MANAGEMENT’S DISCUSSION AND ANALYSIS

Methanex-produced methanol costs

We purchase natural gas for the Chile, Trinidad, Egypt and New Zealand methanol facilities under natural gas purchase agreements where the terms include a base price and a variable price component linked to the price of methanol. For the first quarter of 2012 compared with the fourth and first quarters of 2011, Methanex-produced methanol costs were lower by $5 million and higher by $8 million, respectively, primarily due to the impact of changes in methanol pricing on natural gas costs.

Insurance Recovery

We experienced an equipment failure at our Atlas facility in July 2011 and operated this facility at approximately 70% of capacity until it was shut down for a maintenance outage in January 2012 to complete the repair. Our operations are covered by business interruption insurance and we have recorded the estimated insurance proceeds net of deductibles as a result of this event in the fourth quarter of 2011 and the first quarter of 2012.

Proportion of produced methanol sales

The cost of purchased methanol is directly linked to the selling price for methanol at the time of purchase and the cost of purchased methanol is generally higher than the cost of Methanex-produced methanol. Accordingly, a decrease in the proportion of Methanex-produced methanol sales results in an increase in our overall cost structure for a given period. For the first quarter of 2012 compared with the fourth quarter of 2011, lower sales of Methanex-produced methanol decreased Adjusted EBITDA by $12 million. Sales of Methanex-produced methanol were lower in the first quarter of 2012 due to the timing of inventory flows and the maintenance outage at the Atlas facility, partially offset by higher sales volumes from the Egypt facility which operated well throughout the quarter.

For the first quarter of 2012 compared with the first quarter of 2011, higher sales of Methanex-produced methanol increased Adjusted EBITDA by $18 million. The impact of higher sales volumes from the Egypt and Medicine Hat facilities, which commenced operations in the first and second quarters of 2011, respectively, was partially offset by lower sales volumes from other Methanex facilities in the first quarter of 2012.

Purchased methanol costs

For the first quarter of 2012 compared with the fourth quarter of 2011, purchased methanol costs were lower by $6 million. For the first quarter of 2012 compared with the first quarter of 2011, purchased methanol costs were higher by $7 million.

Logistics costs

For the first quarter of 2012 compared with the first quarter of 2011, logistics costs were higher by $4 million due primarily to fewer backhaul opportunities to recover ocean vessel costs.

Other

During the first quarter of 2012, we incurred a $7 million charge to terminate a time charter vessel lease contract.

Mark-to-Market Impact of Share-based Compensation

We grant share-based awards as an element of compensation. Share-based compensation includes an amount related to the grant-date value and a mark-to-market impact as a result of subsequent changes in the Company’s share price. The grant-date value amount is included in Adjusted EBITDA and Adjusted net income. The mark-to-market impact of share-based compensation as a result of changes in our share price is excluded from Adjusted EBITDA and Adjusted net income and analyzed separately below.

	Three Months Ended
	Mar 31 2012	Dec 31 2011	Mar 31 2011
Methanex Corporation share price [1]	$32.43	$22.82	$31.23
Grant-date value expense	7	3	7
Mark-to-market impact due to change in share price	18	1	3

Total share-based compensation expense	$25	$4	$10

[1]	US dollar share price of Methanex Corporation as quoted on NASDAQ Global Market on the last trading day of the respective period.

METHANEX CORPORATION 2012 FIRST QUARTER REPORT	PAGE 7
MANAGEMENT’S DISCUSSION AND ANALYSIS

Share-based awards granted include stock options, share appreciation rights, tandem share appreciation rights, deferred share units, restricted share units and performance share units.

For stock options, the cost is measured based on an estimate of the fair value at the date of grant using the Black-Scholes option pricing model and this grant-date fair value is recognized as compensation expense over the related vesting period with no subsequent re-measurement in fair value. Accordingly, share-based compensation expense associated with stock options will not vary significantly from period to period.

Commencing in 2010, we granted share appreciation rights (SARs) and tandem share appreciation rights (TSARs) to substantially replace grants of stock options with the objective to reduce dilution to shareholders. SARs and TSARs are units that grant the holder the right to receive a cash payment upon exercise for the difference between the market price of the Company’s common shares and the exercise price, which is determined at the date of grant. The fair value of SARs and TSARs are re-measured each quarter using the Black-Scholes option pricing model, which considers the market value of the Company’s common shares on the last trading day of the quarter.

Deferred, restricted and performance share units are grants of notional common shares that are redeemable for cash upon vesting based on the market value of the Company’s common shares and are non-dilutive to shareholders. Performance share units have an additional feature where the ultimate number of units that vest will be determined by the Company’s total shareholder return in relation to a predetermined target over the period to vesting. The number of units that will ultimately vest will be in the range of 50% to 120% of the original grant. For deferred, restricted and performance share units, the value is initially measured at the grant date and subsequently re-measured based on the market value of the Company’s common shares on the last trading day of each quarter.

For all the share-based awards, share-based compensation expense is recognized over the related vesting period for the proportion of the service that has been rendered at each reporting date. The grant-date value is recognized in Adjusted EBITDA and Adjusted net income while the mark-to-market impact as a result of subsequent changes in the share price is excluded from Adjusted EBITDA and Adjusted net income.

Depreciation and Amortization

Depreciation and amortization was $38 million for the first quarter of 2012 compared with $43 million for the fourth quarter of 2011 and $30 million for the first quarter of 2011. Depreciation and amortization was lower in the first quarter of 2012 compared with the fourth quarter of 2011 primarily due to lower sales of Methanex-produced methanol. Depreciation and amortization was higher in the first quarter of 2012 compared with the first quarter of 2011 primarily as a result of the depreciation associated with the methanol facilities in Egypt (100% basis) and Medicine Hat which commenced operations in the first and second quarters of 2011, respectively.

Finance Costs

	Three Months Ended
($ millions)	Mar 31 2012	Dec 31 2011	Mar 31 2011
Finance costs before capitalized interest	$18	$18	$17
Less capitalized interest	—	—	(8)

Finance costs	$18	$18	$9

Capitalized interest relates to interest costs capitalized during the construction of the 1.26 million tonne per year methanol facility in Egypt (100% basis). The Egypt methanol facility commenced production in mid-March 2011 and accordingly, we ceased capitalization of interest costs from this date.

METHANEX CORPORATION 2012 FIRST QUARTER REPORT	PAGE 8
MANAGEMENT’S DISCUSSION AND ANALYSIS

Finance Income and Other Expenses

	Three Months Ended
($ millions)	Mar 31 2012	Dec 31 2011	Mar 31 2011
Finance income and other expenses	$2	$(3)	$5

Finance income and other expenses for the first quarter of 2012 was $2 million compared with an expense of $3 million for the fourth quarter of 2011 and income of $5 million for the first quarter of 2011. The change in finance income and other expenses for all periods presented was primarily due to the impact of changes in foreign exchange rates.

Income Taxes

The effective tax rate for the first quarter of 2012 was approximately 23% compared with approximately 14% for the fourth quarter of 2011.

We earn the majority of our pre-tax earnings in Trinidad, Egypt, Chile, Canada and New Zealand. In Trinidad and Chile, the statutory tax rate is 35% and in Egypt, the statutory tax rate is 25%. Our Atlas facility in Trinidad has partial relief from corporation income tax until 2014. We have significant loss carryforwards in Canada and New Zealand which have not been recognized for accounting purposes. During the first quarter of 2012, we earned a lower proportion of our consolidated income from methanol produced in Canada and New Zealand and this contributed to a higher effective tax rate compared with the fourth quarter of 2011.

In Chile the tax rate consists of a first tier tax that is payable when income is earned and a second tier tax that is due when earnings are distributed from Chile. The second tier tax is initially recorded as deferred income tax expense and is subsequently reclassified to current income tax expense when earnings are distributed.

METHANEX CORPORATION 2012 FIRST QUARTER REPORT	PAGE 9
MANAGEMENT’S DISCUSSION AND ANALYSIS

SUPPLY/DEMAND FUNDAMENTALS

We estimate that methanol demand grew at approximately 7% in 2011 and is currently approximately 50 million tonnes on an annualized basis. Increases in demand have been driven by both traditional and energy derivatives in Asia (particularly in China). To date in 2012, despite continued concerns around the global economic outlook, we have not seen any significant impact on global methanol demand.

Traditional chemical derivatives consume about two-thirds of global methanol and growth is correlated to industrial production.

Methanex Non-Discounted Regional Posted Prices [1]
(US$ per tonne)	Apr 2012	Mar 2012	Feb 2012	Jan 2012
United States	446	446	446	446
Europe [2]	450	424	426	411
Asia	440	440	440	440

[1]	Discounts from our posted prices are offered to customers based on various factors.
[2]	€340 for Q2 2012 (Q1 2012 – €320) converted to United States dollars.

Energy derivatives consume about one third of global methanol demand and over the last few years high energy prices have driven strong demand growth for methanol into energy applications such as gasoline blending and DME, primarily in China. Methanol blending into gasoline in China has been particularly strong and we believe that future growth in this application is supported by regulatory changes in that country. Many provinces in China have implemented fuel blending standards, and China also has national standards in place for methanol fuel blending (M85 & M100, or 85% methanol and 100% methanol, respectively). Methanol demand into olefins is emerging as a significant methanol derivative with several plants in production and more under construction. We believe demand potential into energy derivatives and olefins production will be stronger in a high energy price environment.

During the first quarter of 2012, as a result of steady demand and planned and unplanned industry outages, market conditions and the pricing environment were relatively stable. For the second quarter of 2012, the Methanex European Quarterly Contract Price increased to €340 per tonne, bringing the average non-discounted price for April 2012 to approximately $445 per tonne compared to an average price of $437 per tonne for the first quarter of 2012.

Over the next few years, there is a modest level of new capacity expected to come on-stream relative to demand growth expectations. We are on target to restart an idle plant in New Zealand in Q3 2012 that will add 0.65 million tonnes of annual capacity and there is a 0.85 million tonne plant expected to restart in Beaumont, Texas in mid-2012. We have secured an offtake for a substantial quantity of production from the Beaumont facility. There is also a 0.8 million tonne plant expected to restart in Channelview, Texas in late 2013 and a 0.7 million tonne plant expected to start up in Azerbaijan in 2014. Earlier this year, we announced our intention to relocate a plant from Chile with an approximate capacity of 1.0 million tonnes to Geismar, Louisiana which we expect to be operational in late 2014. We expect that production from new capacity in China will be consumed in that country and that higher cost production capacity in China will need to operate in order to satisfy demand growth.

LIquidity and Capital Resources

Consolidated cash flows from operating activities in the first quarter of 2012 were $93 million compared with $158 million for the fourth quarter of 2011 and $125 million for the first quarter of 2011. The change in consolidated cash flows from operating activities in the first quarter of 2012 compared with the fourth quarter of 2011 is primarily a result of changes in Adjusted EBITDA and changes in non-cash working capital. For the first quarter of 2012 compared with the same period in 2011, consolidated cash flows from operating activities were lower due to changes in non-cash working capital partially offset by an increase in Adjusted EBITDA and operating cash flows attributable to the non-controlling interest in Egypt.

Adjusted cash flows from operating activities, which excludes the amounts associated with the 40% non-controlling interests in the methanol facility in Egypt and changes in non-cash working capital, were $89 million in the first quarter of 2012 compared with $122 million for the fourth quarter of 2011 and $81 million for the first quarter of 2011. The change in Adjusted cash flows from operating activities in the first quarter of 2012 compared with the fourth quarter of 2011 and the first quarter of 2011 is primarily a result of changes in Adjusted EBITDA. Refer to the Additional Information—Supplemental Non-GAAP Measures section on page 12 for a reconciliation of Adjusted cash flows from operating activities to the most comparable GAAP measure.

METHANEX CORPORATION 2012 FIRST QUARTER REPORT	PAGE 10
MANAGEMENT’S DISCUSSION AND ANALYSIS

During the first quarter of 2012, we paid a quarterly dividend of $0.17 per share, or $16 million. Additionally, on April 25, 2012 the Board of Directors approved a 9 percent increase to our quarterly dividend to shareholders, from $0.17 to $0.185 per share. The increased dividend will apply commencing with the dividend payable June 30, 2012 to holders of common shares of record on June 16, 2012.

We have agreements in place to participate in or support natural gas exploration and development in southern Chile and during the first quarter of 2012, we spent $7 million to support these initiatives.

We operate in a highly competitive commodity industry and believe it is appropriate to maintain a conservative balance sheet and to maintain financial flexibility. During the first quarter of 2012, we issued $250 million of unsecured notes that mature in 2022 and our cash balance at March 31, 2012 was $584 million. We invest our cash only in highly rated instruments that have maturities of three months or less to ensure preservation of capital and appropriate liquidity. We intend to repay the $200 million of unsecured notes due in August 2012 from cash on hand. We have a strong balance sheet and an undrawn $200 million credit facility provided by highly rated financial institutions that expires in mid-2015.

Our planned capital maintenance expenditure program directed towards major maintenance, turnarounds and catalyst changes for existing operations is currently estimated to total approximately $50 million to the end of 2012. In addition, we are on target to restart a second facility in New Zealand in Q3 2012 with an estimated remaining cost at March 31, 2012 of $35 million. We also expect to spend approximately $50 million in advance of a final investment decision to progress the relocation of one of our idle Chile facilities to the US Gulf Coast area of the United States.

We believe we are well positioned to meet our financial commitments and continue to invest to grow the Company.

SHORT-TERM OUTLOOK

As we enter the second quarter of 2012, methanol demand remains healthy and there is upward pressure on prices.

We increased our earnings capability in 2011 with the new 1.26 million tonne per year methanol facility in Egypt and our 470,000 tonne per year plant in Medicine Hat, Alberta. During the first quarter of 2012, sales of Methanex-produced methanol were less than production and our earnings were also impacted by certain one-time items. We are on target to restart a second plant in New Zealand in Q3 2012 which will further increase our earnings capability and we expect earnings to improve as the year progresses.

The methanol price will ultimately depend on the strength of the global economy, industry operating rates, global energy prices, new supply additions and the strength of global demand. We believe that our financial position and financial flexibility, outstanding global supply network and competitive-cost position will provide a sound basis for Methanex to continue to be the leader in the methanol industry and to invest to grow the Company.

METHANEX CORPORATION 2012 FIRST QUARTER REPORT	PAGE 11
MANAGEMENT’S DISCUSSION AND ANALYSIS

CONTROLS AND PROCEDURES

For the three months ended March 31, 2012, no changes were made in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ANTICIPATED CHANGES TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS)

Consolidation and Joint Arrangement Accounting

In May 2011, the IASB issued new accounting standards related to consolidation and joint arrangement accounting. The IASB has revised the definition of “control,” which is a criterion for consolidation accounting. In addition, changes to IFRS in the accounting for joint arrangements were issued which, under certain circumstances, removed the option for proportionate consolidation accounting so that the equity method of accounting for such interests would need to be applied. The impact of applying consolidation accounting or equity accounting does not result in any change to net earnings or shareholders’ equity, but would result in a significant presentation impact. We are currently assessing the impact of these standards on our financial statements. We currently account for our 63.1% interest in Atlas Methanol Company using proportionate consolidation accounting and this represents the most significant potential change under these new standards. The effective date for these standards is for periods commencing on or after January 1, 2013, with earlier adoption permitted.

Leases

As part of their global conversion project, the International Accounting Standards Board (IASB) and the U.S. Financial Accounting Standards Board (“FASB”) issued a joint Exposure Draft in 2010 proposing that lessees would be required to recognize all leases on the statement of financial position. We have a fleet of ocean-going vessels under time charter agreements with terms of up to 15 years, which are currently accounted for as operating leases. The proposed rules would require these time charter agreements to be recorded on the Consolidated Statements of Financial Position, resulting in a material increase to total assets and liabilities. The IASB and FASB currently expect to issue a re-exposed draft in 2012.

ADDITIONAL INFORMATION—SUPPLEMENTAL NON-GAAP MEASURES

In addition to providing measures prepared in accordance with International Financial Reporting Standards (IFRS), we present certain supplemental non-GAAP measures. These are Adjusted EBITDA, Adjusted net income, Adjusted net income per common share, operating income and Adjusted cash flows from operating activities. These measures do not have any standardized meaning prescribed by generally accepted accounting principles (GAAP) and therefore are unlikely to be comparable to similar measures presented by other companies. These supplemental non-GAAP measures are provided to assist readers in determining our ability to generate cash from operations and improve the comparability of our results from one period to another. We believe these measures are useful in assessing operating performance and liquidity of the Company’s ongoing business on an overall basis. We also believe Adjusted EBITDA is frequently used by securities analysts and investors when comparing our results with those of other companies.

Adjusted EBITDA (attributable to Methanex shareholders)

Adjusted EBITDA differs from the most comparable GAAP measure, cash flows from operating activities, because it includes share-based compensation expense excluding mark-to-market impact and does not include changes in non-cash working capital, other cash payments related to operating activities, other non-cash items, income taxes paid, finance income and other expenses, and Adjusted EBITDA associated with the 40% non-controlling interest in the methanol facility in Egypt.

Adjusted EBITDA and Adjusted net income exclude the mark-to-market impact of share-based compensation related to the impact of changes in our share price on share appreciation rights, tandem share appreciation rights, deferred share units, restricted share units and performance share units. The mark-to-market impact related to performance share units that is excluded from Adjusted EBITDA and Adjusted net income is calculated as the difference between the grant date value determined using a Methanex total shareholder return factor of 100% and the fair value recorded at each period end.

METHANEX CORPORATION 2012 FIRST QUARTER REPORT	PAGE 12
MANAGEMENT’S DISCUSSION AND ANALYSIS

As share-based awards will be settled in future periods, the ultimate value of the units is unknown at the date of grant and therefore the grant date value recognized in Adjusted EBITDA and Adjusted net income will differ from the total settlement cost.

The following table shows a reconciliation of cash flows from operating activities to Adjusted EBITDA:

	Three Months Ended
($ thousands)	Mar 31 2012	Dec 31 2011	Mar 31 2011
Cash flows from operating activities	$93,400	$158,434	$124,520
Add (deduct):
Net (income) loss attributable to non-controlling interests	(10,730)	(9,249)	1,076
Changes in non-cash working capital	17,424	(18,851)	(44,486)
Other cash payments, including share-based compensation	12,030	1,484	5,334
Share-based compensation, excluding mark-to market impact	(6,891)	(2,653)	(7,356)
Other non-cash items	(5,881)	(4,408)	(31)
Income taxes paid	7,074	13,935	6,669
Finance income and other expenses	(1,679)	2,891	(4,859)
Non-controlling interests adjustment [1]	(11,500)	(8,160)	(211)

Adjusted EBITDA (attributable to Methanex shareholders)	$93,247	$133,423	$80,656

[1]	This adjustment represents finance costs, income tax expense, and depreciation and amortization associated with the 40% non-controlling interest in the methanol facility in Egypt.

Adjusted Net Income and Adjusted Net Income per Common Share

Adjusted net income and Adjusted net income per common share are non-GAAP measures because they exclude the mark-to-market impact of share-based compensation, income taxes related to the mark-to-market impact of share-based compensation and unusual items that are considered by management to be non-operational and/or non-recurring. The following table shows a reconciliation of net income attributable to Methanex shareholders to Adjusted net income and the calculation of Adjusted net income per common share:

	Three Months Ended
($ thousands)	Mar 31 2012	Dec 31 2011	Mar 31 2011
Net income attributable to Methanex shareholders	$22,081	$63,871	$34,610
Mark-to-market impact of share-based compensation	18,167	1,206	2,724
Income taxes related to mark-to-market impact of share-based compensation	(1,468)	(90)	(214)

Adjusted net income	$38,780	$64,987	$37,120

Diluted weighted average shares outstanding	94,714,364	94,236,703	94,311,878
Adjusted net income per common share	$0.41	$0.69	$0.39

Adjusted Cash Flows from Operating Activities (attributable to Methanex shareholders)

Adjusted cash flows from operating activities differs from the most comparable GAAP measure, cash flows from operating activities, because it does not include changes in non-cash working capital and cash flows associated with the 40% non-controlling interest in the methanol facility in Egypt.

The following table shows a reconciliation of cash flows from operating activities to adjusted cash flows from operating activities:

	Three Months Ended
($ thousands)	Mar 31 2012	Dec 31 2011	Mar 31 2011
Cash flows from operating activities	$93,400	$158,434	$124,520
Add (deduct) non-controlling interest adjustment:
Net (income) loss	(10,730)	(9,249)	1,076
Non-cash items	(11,500)	(8,160)	(211)
Changes in non-cash working capital	17,424	(18,851)	(44,486)

Adjusted cash flows from operating activities (attributable to Methanex shareholders)	$88,594	$122,174	$80,899

METHANEX CORPORATION 2012 FIRST QUARTER REPORT	PAGE 13
MANAGEMENT’S DISCUSSION AND ANALYSIS

Operating Income

Operating income is reconciled directly to a GAAP measure in our consolidated statements of income.

QUARTERLY FINANCIAL DATA (UNAUDITED)

A summary of selected financial information for the prior eight quarters is as follows:

	Three Months Ended
($ thousands, except per share amounts)	Mar 31 2012	Dec 31 2011	Sep 30 2011	Jun 30 2011
Revenue	$665,867	$696,499	$669,702	$622,829
Net income[1]	22,081	63,871	62,316	40,529
Adjusted net income [1] [2]	38,780	64,987	40,497	39,223
Basic net income per common share[1]	0.24	0.69	0.67	0.44
Diluted net income per common share[1]	0.23	0.68	0.59	0.43
Adjusted net income per common share [1] [2]	0.41	0.69	0.43	0.41

	Three Months Ended
($ thousands, except per share amounts)	Mar 31 2011	Dec 31 2010	Sep 30 2010	Jun 30 2010
Revenue	$619,007	$570,337	$480,997	$448,543
Net income [1]	34,610	25,508	28,662	14,804
Adjusted net income [1] [2]	37,120	39,448	34,019	8,577
Basic net income per common share[1]	0.37	0.28	0.31	0.16
Diluted net income per common share[1]	0.37	0.27	0.31	0.15
Adjusted net income per common share [1] [2]	0.39	0.42	0.36	0.09

[1]	Attributable to Methanex Corporation shareholders.
[2]

These items are non-GAAP measures that do not have any standardized meaning prescribed by GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. Refer to Additional Information—Supplemental Non-GAAP Measures for a description of each non-GAAP measure and reconciliations to the most comparable GAAP measures.

METHANEX CORPORATION 2012 FIRST QUARTER REPORT	PAGE 14
MANAGEMENT’S DISCUSSION AND ANALYSIS

FORWARD-LOOKING INFORMATION WARNING

This First Quarter 2012 Management’s Discussion and Analysis (“MD&A”) as well as comments made during the First Quarter 2012 investor conference call contain forward-looking statements with respect to us and our industry. These statements relate to future events or our future performance. All statements other than statements of historical fact are forward-looking statements. Statements that include the words “believes,” “expects,” “may,” “will,” “potential,” “estimates,” “target,” “interest,” “planning” or other comparable terminology and similar statements of a future or forward-looking nature identify forward-looking statements.

More particularly and without limitation, any statements regarding the following are forward-looking statements:

•	expected demand for methanol and its derivatives,

•	expected new methanol supply and timing for start-up of the same,

•

expected shutdowns (either temporary or permanent) or restarts of existing methanol supply (including our own facilities), including, without limitation, the timing and length of planned maintenance outages,

•	expected methanol and energy prices,

•	expected levels of methanol purchases from traders or other third parties,

•

expected levels, timing and availability of economically-priced natural gas supply to each of our plants, including, without limitation, levels of natural gas supply from investments in natural gas exploration and development in Chile and New Zealand,

•	commitments, capital or otherwise of third parties to future natural gas exploration and development in the vicinity of our plants,

•	expected capital expenditures, including, without limitation, those to support natural gas exploration and development for our plants and the restart of our idled methanol facilities,

•	anticipated production rates of our plants, including, without limitation, our Chilean facilities and the planned restart of the Motunui 1 facility in New Zealand,

•	expected operating costs, including natural gas feedstock costs and logistics costs,

•	expected tax rates or resolutions to tax disputes,

•	expected cash flows, earnings capability and share price,

•

ability to meet covenants or obtain waivers associated with our long-term debt obligations, including, without limitation, the Egypt limited recourse debt facilities that have conditions associated with finalization of certain land title registration and related mortgages that require action by Egyptian governmental entities,

•	availability of committed credit facilities and other financing,

•	shareholder distribution strategy and anticipated distributions to shareholders,

•

commercial viability of, or ability to execute, future projects, plant restarts, capacity expansions, plant relocations or other business initiatives or opportunities, including the planned relocation of one of our idle Chile methanol plants to the United States Gulf Coast,

•	financial strength and ability to meet future financial commitments,

•	expected global or regional economic activity (including industrial production levels),

•	expected outcomes of litigation or other disputes, claims and assessments,

•	expected actions of governments, government agencies, gas suppliers, courts, tribunals or other third parties, and

•	expected impact on our results of operations in Egypt and our financial condition as a consequence of actions taken by the Government of Egypt and its agencies.

We believe that we have a reasonable basis for making such forward-looking statements. The forward-looking statements in this document are based on our experience, our perception of trends, current conditions and expected future developments as well as other factors. Certain material factors or assumptions were applied in drawing the conclusions or making the forecasts or projections that are included in these forward-looking statements, including, without limitation, future expectations and assumptions concerning the following:

•	supply of, demand for, and price of, methanol, methanol derivatives, natural gas, oil and oil derivatives,

•	success of natural gas exploration in Chile and New Zealand and our ability to procure economically priced natural gas in Chile, New Zealand and Canada,

•	production rates of our facilities,

•

receipt or issuance of third party consents or approvals, including, without limitation, governmental registrations of land title and related mortgages in Egypt, governmental approvals related to natural gas exploration rights, rights to purchase natural gas or the establishment of new fuel standards,

METHANEX CORPORATION 2012 FIRST QUARTER REPORT	PAGE 15
MANAGEMENT’S DISCUSSION AND ANALYSIS

•	operating costs including natural gas feedstock and logistics costs, capital costs, tax rates, cash flows, foreign exchange rates and interest rates,

•	availability of committed credit facilities and other financing,

•	timing of completion and cost of our Motunui 1 restart project in New Zealand and United States Gulf Coast relocation project,

•	global and regional economic activity (including industrial production levels),

•	absence of a material negative impact from major natural disasters,

•	absence of a material negative impact from changes in laws or regulations,

•	absence of material negative impact from political instability in the countries in which we operate, and

•	enforcement of contractual arrangements and ability to perform contractual obligations by customers, suppliers and other third parties.

However, forward-looking statements, by their nature, involve risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements. The risks and uncertainties primarily include those attendant with producing and marketing methanol and successfully carrying out major capital expenditure projects in various jurisdictions, including, without limitation:

•	conditions in the methanol and other industries, including fluctuations in supply, demand and price for methanol and its derivatives, including demand for methanol for energy uses,

•	the price of natural gas, oil and oil derivatives,

•

the success of natural gas exploration and development activities in southern Chile and New Zealand and our ability to obtain any additional gas in Chile, New Zealand and Canada on commercially acceptable terms,

•	the ability to successfully carry out corporate initiatives and strategies,

•	actions of competitors, suppliers and financial institutions,

•

actions of governments and governmental authorities, including without limitation, the implementation of policies or other measures that could impact the supply or demand for methanol or its derivatives,

•	changes in laws or regulations,

•

import or export restrictions, anti-dumping measures, increases in duties, taxes and government royalties, and other actions by governments that may adversely affect our operations or existing contractual arrangements,

•	world-wide economic conditions, and

•	other risks described in our 2011 Management’s Discussion and Analysis and this First Quarter 2012 Management’s Discussion and Analysis.

Having in mind these and other factors, investors and other readers are cautioned not to place undue reliance on forward-looking statements. They are not a substitute for the exercise of one’s own due diligence and judgment. The outcomes anticipated in forward-looking statements may not occur and we do not undertake to update forward-looking statements except as required by applicable securities laws.

METHANEX CORPORATION 2012 FIRST QUARTER REPORT	PAGE 16
MANAGEMENT’S DISCUSSION AND ANALYSIS

HOW WE ANALYZE OUR BUSINESS

Our operations consist of a single operating segment – the production and sale of methanol. We review our financial results by analyzing changes in the components of Adjusted EBITDA (refer to the Additional Information—Supplemental Non-GAAP Measures section on page 12 for a reconciliation to the most comparable GAAP measure), mark-to-market impact of share-based compensation, depreciation and amortization, finance costs, finance income and other expenses, and income taxes.

In addition to the methanol that we produce at our facilities (“Methanex-produced methanol”), we also purchase and re-sell methanol produced by others (“purchased methanol”) and we sell methanol on a commission basis. We analyze the results of all methanol sales together, excluding commission sales volumes. The key drivers of change in Adjusted EBITDA are average realized price, cash costs and sales volume which are defined and calculated as follows:

PRICE	The change in Adjusted EBITDA as a result of changes in average realized price is calculated as the difference from period to period in the selling price of methanol multiplied by the current period total methanol sales volume excluding commission sales volume plus the difference from period to period in commission revenue.

CASH COST	The change in Adjusted EBITDA as a result of changes in cash costs is calculated as the difference from period to period in cash costs per tonne multiplied by the current period total methanol sales volume excluding commission sales volume in the current period. The cash costs per tonne is the weighted average of the cash cost per tonne of Methanex-produced methanol and the cash cost per tonne of purchased methanol. The cash cost per tonne of Methanex-produced methanol includes absorbed fixed cash costs per tonne and variable cash costs per tonne. The cash cost per tonne of purchased methanol consists principally of the cost of methanol itself. In addition, the change in Adjusted EBITDA as a result of changes in cash costs includes the changes from period to period in unabsorbed fixed production costs, consolidated selling, general and administrative expenses and fixed storage and handling costs.

VOLUME	The change in Adjusted EBITDA as a result of changes in sales volume is calculated as the difference from period to period in total methanol sales volume excluding commission sales volumes multiplied by the margin per tonne for the prior period. The margin per tonne for the prior period is the weighted average margin per tonne of Methanex-produced methanol and margin per tonne of purchased methanol. The margin per tonne for Methanex-produced methanol is calculated as the selling price per tonne of methanol less absorbed fixed cash costs per tonne and variable cash costs per tonne. The margin per tonne for purchased methanol is calculated as the selling price per tonne of methanol less the cost of purchased methanol per tonne.

We own 63.1% of the Atlas methanol facility and market the remaining 36.9% of its production through a commission offtake agreement. We account for this investment using proportionate consolidation, which results in 63.1% of its results being included in revenues and expenses with the remaining 36.9% portion included as commission income.

We own 60% of the 1.26 million tonne per year Egypt methanol facility and market the remaining 40% of its production through a commission offtake agreement. We account for this investment using consolidation accounting, which results in 100% of the revenues and expenses being included in our financial statements with the other investors’ interest in the methanol facility being presented as “non-controlling interests”. For purposes of analyzing our business, Adjusted EBITDA, Adjusted net income and Adjusted cash flows from operating activities exclude the amounts associated with the other investors’ 40% non-controlling interest, which are included in commission income on a consistent basis with how we present the Atlas facility.

METHANEX CORPORATION 2012 FIRST QUARTER REPORT	PAGE 17
MANAGEMENT’S DISCUSSION AND ANALYSIS

Methanex Corporation

Consolidated Statements of Income (unaudited)

(thousands of U.S. dollars, except number of common shares and per share amounts)

	Three Months Ended
	Mar 31 2012	Mar 31 2011
Revenue	$665,867	$619,007
Cost of sales and operating expenses (note 5)	(568,557)	(541,940)
Depreciation and amortization (note 5)	(37,967)	(29,700)

Operating income	59,343	47,367
Finance costs (note 6)	(18,533)	(9,193)
Finance income and other expenses	1,679	4,859

Profit before income tax expense	42,489	43,033
Income tax expense:
Current	(4,568)	(8,275)
Deferred	(5,110)	(1,224)

	(9,678)	(9,499)

Net income	$32,811	$33,534

Attributable to:
Methanex Corporation shareholders	22,081	34,610
Non-controlling interests	10,730	(1,076)

	$32,811	$33,534

Income for the period attributable to Methanex Corporation shareholders
Basic net income per common share	$0.24	$0.37
Diluted net income per common share	$0.23	$0.37

Weighted average number of common shares outstanding	93,407,866	92,683,755
Diluted weighted average number of common shares outstanding	94,714,364	94,311,878

See accompanying notes to condensed consolidated interim financial statements.

METHANEX CORPORATION 2012 FIRST QUARTER REPORT	PAGE 18
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

Methanex Corporation

Consolidated Statements of Comprehensive Income (unaudited)

(thousands of U.S. dollars, except number of common shares and per share amounts)

	Three Months Ended
	Mar 31 2012	Mar 31 2011
Net income	$32,811	$33,534
Other comprehensive income (loss):
Change in fair value of forward exchange contracts, net of tax	(305)	—
Change in fair value of interest rate swap contracts, net of tax	(2,613)	195
Realized loss on interest rate swap reclassified to interest expense, net of tax	2,936	870
Realized loss on interest rate swap reclassified to property, plant and equipment	—	7,279

	18	8,344

Comprehensive income	$32,829	$41,878

Attributable to:
Methanex Corporation shareholders	21,970	39,616
Non-controlling interests	10,859	2,262

	$32,829	$41,878

See accompanying notes to condensed consolidated interim financial statements.

METHANEX CORPORATION 2012 FIRST QUARTER REPORT	PAGE 19
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

Methanex Corporation

Consolidated Statements of Financial Position (unaudited)

(thousands of U.S. dollars)

AS AT	Mar 31 2012	Dec 31 2011
ASSETS
Current assets:
Cash and cash equivalents	$584,085	$350,711
Trade and other receivables	371,642	378,430
Inventories (note 2)	268,574	281,015
Prepaid expenses	23,677	24,465

	1,247,978	1,034,621

Non-current assets:
Property, plant and equipment (note 3)	2,245,945	2,233,023
Other assets	122,883	125,931

	2,368,828	2,358,954

	$3,616,806	$3,393,575

LIABILITIES AND EQUITY
Current liabilities:
Trade, other payables and accrued liabilities	$271,006	$327,130
Current maturities on long-term debt (note 4)	252,220	251,107
Current maturities on finance leases	6,874	6,713
Current maturities on other long-term liabilities	46,805	18,031

	576,905	602,981

Non-current liabilities:
Long-term debt (note 4)	881,253	652,148
Finance leases	54,189	55,979
Other long-term liabilities	176,805	178,172
Deferred income tax liabilities	308,880	302,332

	1,421,127	1,188,631

Equity:
Capital stock	466,585	455,434
Contributed surplus	19,425	22,281
Retained earnings	949,151	942,978
Accumulated other comprehensive loss	(16,079)	(15,968)

Shareholders’ equity	1,419,082	1,404,725
Non-controlling interests	199,692	197,238

Total equity	1,618,774	1,601,963

	$3,616,806	$3,393,575

See accompanying notes to condensed consolidated interim financial statements.

METHANEX CORPORATION 2012 FIRST QUARTER REPORT	PAGE 20
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

Methanex Corporation

Consolidated Statements of Changes in Equity (unaudited)

(thousands of U.S. dollars, except number of common shares)

	Number of Common Shares	Capital Stock	Contributed Surplus	Retained Earnings	Accumulated Other Comprehensive Loss	Shareholders’ Equity	Non- Controlling Interests	Total Equity
Balance, December 31, 2010	92,632,022	440,092	25,393	813,819	(26,093)	1,253,211	156,412	1,409,623
Net income (loss)	—	—	—	34,610	—	34,610	(1,076)	33,534
Other comprehensive income	—	—	—	—	5,006	5,006	3,338	8,344
Compensation expense recorded for stock options	—	—	287	—	—	287	—	287
Issue of shares on exercise of stock options	106,503	1,656	—	—	—	1,656	—	1,656
Reclassification of grant date fair value on exercise of stock options	—	557	(557)	—	—	—	—	—
Dividend payments to Methanex Corporation shareholders	—	—	—	(14,371)	—	(14,371)	—	(14,371)
Equity contributions by non-controlling interests	—	—	—	—	—	—	15,600	15,600

Balance, March 31, 2011	92,738,525	442,305	25,123	834,058	(21,087)	1,280,399	174,274	1,454,673
Net income	—	—	—	166,716	—	166,716	27,750	194,466
Other comprehensive income (loss)	—	—	—	(10,258)	5,119	(5,139)	3,194	(1,945)
Compensation expense recorded for stock options	—	—	550	—	—	550	—	550
Issue of shares on exercise of stock options	509,230	9,737	—	—	—	9,737	—	9,737
Reclassification of grant date fair value on exercise of stock options	—	3,392	(3,392)	—	—	—	—	—
Dividend payments to Methanex Corporation shareholders	—	—	—	(47,538)	—	(47,538)	—	(47,538)
Distributions to non-controlling interests	—	—	—	—	—	—	(11,580)	(11,580)
Equity contributions by non-controlling interests	—	—	—	—	—	—	3,600	3,600

Balance, December 31, 2011	93,247,755	455,434	22,281	942,978	(15,968)	1,404,725	197,238	1,601,963
Net income	—	—	—	22,081	—	22,081	10,730	32,811
Other comprehensive income (loss)	—	—	—	—	(111)	(111)	129	18
Compensation expense recorded for stock options	—	—	227	—	—	227	—	227
Issue of shares on exercise of stock options	458,920	8,068	—	—	—	8,068	—	8,068
Reclassification of grant date fair value on exercise of stock options	—	3,083	(3,083)	—	—	—	—	—
Dividend payments to Methanex Corporation shareholders	—	—	—	(15,908)	—	(15,908)	—	(15,908)
Distributions to non-controlling interests	—	—	—	—	—	—	(9,405)	(9,405)
Equity contributions by non-controlling interests	—	—	—	—	—	—	1,000	1,000

Balance, March 31, 2012	93,706,675	466,585	19,425	949,151	(16,079)	1,419,082	199,692	1,618,774

See accompanying notes to condensed consolidated interim financial statements.

METHANEX CORPORATION 2012 FIRST QUARTER REPORT	PAGE 21
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

Methanex Corporation

Consolidated Statements of Cash Flows (unaudited)

(thousands of U.S. dollars)

	Three Months Ended
	Mar 31 2012	Mar 31 2011
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$32,811	$33,534
Add non-cash items:
Depreciation and amortization	37,967	29,700
Income tax expense	9,678	9,499
Share-based compensation expense	25,058	10,080
Finance costs	18,533	9,193
Other	5,881	31
Income taxes paid	(7,074)	(6,669)
Other cash payments, including share-based compensation	(12,030)	(5,334)

Cash flows from operating activities before undernoted	110,824	80,034
Changes in non-cash working capital (note 9)	(17,424)	44,486

	93,400	124,520

CASH FLOWS FROM FINANCING ACTIVITIES
Dividend payments to Methanex Corporation shareholders	(15,908)	(14,371)
Interest paid, including interest rate swap settlements	(25,263)	(25,400)
Net proceeds on issue of long-term debt	246,548	—
Repayment of limited recourse debt	(17,154)	(16,199)
Equity contributions by non-controlling interests	1,000	15,600
Distributions to non-controlling interests	(12,745)	—
Proceeds on issue of shares on exercise of stock options	8,068	1,656
Repayment of finance leases and other long term liabilities	(1,630)	(1,331)

	182,916	(40,045)

CASH FLOWS FROM INVESTING ACTIVITIES
Property, plant and equipment	(57,442)	(39,460)
Oil and gas assets	(6,799)	(5,600)
GeoPark repayments	6,630	5,097
Changes in non-cash working capital related to investing activities (note 9)	14,669	1,499

	(42,942)	(38,464)

Increase in cash and cash equivalents	233,374	46,011
Cash and cash equivalents, beginning of period	350,711	193,794

Cash and cash equivalents, end of period	$584,085	$239,805

See accompanying notes to condensed consolidated interim financial statements.

METHANEX CORPORATION 2012 FIRST QUARTER REPORT	PAGE 22
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

Methanex Corporation

Notes to Condensed Consolidated Interim Financial Statements (unaudited)

Except where otherwise noted, tabular dollar amounts are stated in thousands of U.S. dollars.

1.	Basis of presentation:

Methanex Corporation (the Company) is an incorporated entity with corporate offices in Vancouver, Canada. The Company’s operations consist of the production and sale of methanol, a commodity chemical. The Company is the world’s largest supplier of methanol to major international markets in Asia Pacific, North America, Europe and Latin America.

These condensed consolidated interim financial statements are prepared in accordance with International Accounting Standards (IAS) 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB) on a basis consistent with the those followed in the most recent annual consolidated financial statements. These condensed consolidated interim financial statements include the Egypt methanol facility on a consolidated basis, with the other investors’ 40% share presented as non-controlling interest, and our proportionate share of the Atlas methanol facility.

These condensed consolidated interim financial statements do not include all of the information required for full annual financial statements and were approved and authorized for issue by the Audit, Finance & Risk Committee of the Board of Directors on April 25, 2012.

2.	Inventories:

Inventories are valued at the lower of cost, determined on a first-in first-out basis, and estimated net realizable value. The amount of inventories included in cost of sales and operating expenses and depreciation and amortization for the three months ended March 31, 2012 is $518 million (2011—$507 million).

3.	Property, plant and equipment:

	Buildings, Plant Installations & Machinery	Oil & Gas Properties	Other	Total
Cost at March 31, 2012	$3,267,596	$79,737	$64,135	$3,411,468
Accumulated depreciation at March 31, 2012	1,105,161	37,459	22,903	1,165,523

Net book value at March 31, 2012	$2,162,435	$42,278	$41,232	$2,245,945

Cost at December 31, 2011	$3,210,923	$77,486	$88,642	$3,377,051
Accumulated depreciation at December 31, 2011	1,070,267	32,990	40,771	1,144,028

Net book value at December 31, 2011	$2,140,656	$44,496	$47,871	$2,233,023

4.	Long-term debt:

AS AT	Mar 31 2012	Dec 31 2011
Unsecured notes
8.75% due August 15, 2012	$199,783	$199,643
6.00% due August 15, 2015	149,174	149,119
5.25% due March 1, 2022	246,569	—

	595,526	348,762
Atlas limited recourse debt facilities	64,479	64,397
Egypt limited recourse debt facilities	454,193	470,208
Other limited recourse debt facilities	19,275	19,888

	1,133,473	903,255
Less current maturities	(252,220)	(251,107)

	$881,253	$652,148

METHANEX CORPORATION 2012 FIRST QUARTER REPORT	PAGE 23
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

4.	Long-term debt (continued):

In February 2012, the Company issued $250 million of unsecured notes bearing an interest rate of 5.25% and due March 1, 2022 (effective yield 5.30%). During the three months ended March 31, 2012, the Company made repayments on its Egypt limited recourse debt facilities of $16.5 million and other limited recourse debt facilities of $0.6 million.

The covenants governing the Company’s unsecured notes apply to the Company and its subsidiaries, excluding the Atlas and Egypt entities (“limited recourse subsidiaries”), and include restrictions on liens and sale and lease-back transactions, or merger or consolidation with another corporation or sale of all or substantially all of the Company’s assets. The indenture also contains customary default provisions.

The Company has a $200 million unsecured revolving bank facility provided by highly rated financial institutions which expires mid-2015. This facility contains covenant and default provisions in addition to those of the unsecured notes as described above. Significant covenants and default provisions under this facility include:

a) the obligation to maintain an EBITDA to interest coverage ratio of greater than 2:1 and a debt to capitalization ratio of less than or equal to 50%, calculated on a four quarter trailing average basis in accordance with definitions in the credit agreement that include adjustments related to the limited recourse subsidiaries,

b) a default if payment is accelerated by the creditor on any indebtedness of $10 million or more of the Company and its subsidiaries except for the limited recourse subsidiaries, and

c) a default if a default occurs that permits the creditor to demand repayment on any other indebtedness of $50 million or more of the Company and its subsidiaries, except for the limited recourse subsidiaries.

The Atlas and Egypt limited recourse debt facilities are described as limited recourse as they are secured only by the assets of the Atlas joint venture and the Egypt entity, respectively. Accordingly, the lenders to the limited recourse debt facilities have no recourse to the Company or its other subsidiaries. The Atlas and Egypt limited recourse debt facilities have customary covenants and default provisions that apply only to these entities, including restrictions on the incurrence of additional indebtedness, a requirement to fulfill certain conditions before the payment of cash or other distributions and a restriction on these distributions if there is a default subsisting. The Egypt limited recourse debt facilities also contain a covenant to complete by March 31, 2013 certain land title registrations and related mortgages that require action by Egyptian government entities. We do not believe that the finalization of these items is material.

Failure to comply with any of the covenants or default provisions of the long-term debt facilities described above could result in a default under the applicable credit agreement that would allow the lenders to not fund future loan requests and to accelerate the due date of the principal and accrued interest on any outstanding loans.

At March 31, 2012, management believes the Company was in compliance with all of the covenants and default provisions related to long-term debt obligations.

5.	Expenses by function:

	Three Months Ended
	Mar 31 2012	Mar 31 2011
Cost of sales	$485,483	$480,021
Selling and distribution	94,585	75,036
Administrative expenses	26,456	16,583

Total expenses by function	$606,524	$571,640

Cost of sales and operating expenses	$568,557	$541,940
Depreciation and amortization	37,967	29,700

Total expenses per Consolidated Statements of Income	$606,524	$571,640

Included in total expenses for the three months ended March 31, 2012 are employee expenses, including share-based compensation expense, of $59.5 million (2011 – $43.0 million).

METHANEX CORPORATION 2012 FIRST QUARTER REPORT	PAGE 24
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

6.	Finance costs:

	Three Months Ended
	Mar 31 2012	Mar 31 2011
Finance costs	$18,533	$17,293
Less capitalized interest related to Egypt plant under construction	—	(8,100)

	$18,533	$9,193

Finance costs are primarily comprised of interest on borrowings and finance lease obligations, the effective portion of interest rate swaps designated as cash flow hedges, amortization of deferred financing fees, and accretion expense associated with site restoration costs. Interest during construction of the Egypt methanol facility was capitalized until the plant was substantially completed and ready for productive use in mid-March of 2011. The Company has interest rate swap contracts on its Egypt limited recourse debt facilities to swap the LIBOR-based interest payments for an average aggregated fixed rate of 4.8% plus a spread on approximately 75% of the Egypt limited recourse debt facilities for the period to March 31, 2015.

7.	Net income per common share:

The Company calculates basic net income per common share by dividing net income attributable to Methanex shareholders by the weighted average number of common shares outstanding and calculates diluted net income per common share under the treasury stock method. Diluted net income per common share is calculated by also giving effect to the potential dilution that would occur if outstanding TSARs were converted to common shares. Outstanding TSARs may be settled in cash or common shares at the holder’s option and for purposes of calculating diluted net income per common share, the more dilutive of the cash-settled or equity-settled method is used, regardless of how the plan is accounted for. Accordingly, TSARs that are accounted for using the cash-settled method will require an adjustment to the numerator and denominator if the equity-settled method is determined to have a more dilutive impact than the cash-settled method. As a result of changes in the Company’s share price, the cash-settled method has been determined to be the more dilutive for the three months ended March 31, 2012 and March 31, 2011 and accordingly, no adjustment has been made.

A reconciliation of the weighted average number of common shares used for the purposes of calculating basic and diluted net income per common share is as follows:

	Three Months Ended
	Mar 31 2012	Mar 31 2011
Denominator for basic net income per common share	93,407,866	92,683,755
Effect of dilutive stock options [1]	1,306,498	1,628,123

Denominator for diluted net income per common share	94,714,364	94,311,878

[1]	Dilutive stock options include 3,502,234 outstanding options for the three months ended March 31, 2012 (2011 – 4,531,334).

METHANEX CORPORATION 2012 FIRST QUARTER REPORT	PAGE 25
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

8.	Share-based compensation:

a)	Stock options:

(i)	Outstanding stock options:

Common shares reserved for outstanding stock options at March 31, 2012:

	Number of Stock Options	Weighted Average Exercise Price
Outstanding at December 31, 2011	4,004,204	$19.19
Granted	84,000	31.73
Exercised	(458,920)	17.62
Cancelled	(42,960)	18.13

Outstanding at March 31, 2012	3,586,324	$19.69

Information regarding the stock options outstanding at March 31, 2012 is as follows:

	Options Outstanding at March 31, 2012			Options Exercisable at March 31, 2012
Range of Exercise Prices	Weighted Average Remaining Contractual Life (Years)	Number of Stock Options Outstanding	Weighted Average Exercise Price	Number of Stock Options Exercisable	Weighted Average Exercise Price
$6.33 to 11.56	3.8	1,089,985	$6.54	1,089,985	$6.54
$20.76 to 25.22	1.7	1,482,984	23.19	1,456,384	23.16
$28.43 to 31.73	3.3	1,013,355	28.72	887,255	28.44

	2.8	3,586,324	$19.69	3,433,624	$19.24

(ii)	Compensation expense related to stock options:

For the three months ended March 31, 2012, compensation expense related to stock options included in cost of sales and operating expenses was $0.2 million (2011 – $0.3 million). The fair value of the stock option grant was estimated on the date of grant using the Black-Scholes option pricing model.

b)	Share appreciation rights (SARs) and tandem share appreciation rights (TSARs):

(i)	Outstanding SARs and TSARs:

SARs and TSARs outstanding at March 31, 2012:

	SARs		TSARs
	Number of Units	Weighted Average Exercise Price	Number of Units	Weighted Average Exercise Price
Outstanding at December 31, 2011	623,547	$26.72	1,219,735	$26.65
Granted	343,890	31.73	642,000	31.73
Exercised	(30,870)	26.20	(11,600)	25.71
Cancelled	(6,281)	27.62	(25,200)	26.64

Outstanding at March 31, 2012	930,286	$28.58	1,824,935	$28.44

METHANEX CORPORATION 2012 FIRST QUARTER REPORT	PAGE 26
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

8.	Share-based compensation (continued):

b)	Share appreciation rights (SARs) and tandem share appreciation rights (TSARs) (continued):

(i)	Outstanding SARs and TSARs (continued):

	SARs and TSARs Outstanding at March 31, 2012			SARs and TSARs Exercisable at March 31, 2012
Range of Exercise Prices	Weighted Average Remaining Contractual Life (Years)	Number of Units Outstanding	Weighted Average Exercise Price	Number of Units Exercisable	Weighted Average Exercise Price
SARs
$25.22 to 31.74	5.9	930,286	$28.58	283,487	$26.15
TSARs
$23.36 to 31.88	5.9	1,824,935	28.44	615,716	26.11

	5.9	2,755,221	$28.49	899,203	$26.13

(ii)	Compensation expense related to SARs and TSARs:

Compensation expense for SARs and TSARs is initially measured based on their fair value and is recognized over the vesting period. Changes in fair value each period are recognized in net income for the proportion of the service that has been rendered at each reporting date. The fair value at March 31, 2012 was $22.8 million compared with the recorded liability of $15.6 million. The difference between the fair value and the recorded liability of $7.2 million will be recognized over the weighted average remaining service period of approximately 1.9 years. The weighted average fair value of the vested SARs and TSARs was estimated at March 31, 2012 using the Black-Scholes option pricing model.

For the three months ended March 31, 2012, compensation expense related to SARs and TSARs included an expense in cost of sales and operating expenses of $10.7 million (2011 – $5.0 million). This included an expense of $7.8 million (2011—$2.1 million) related to the effect of the change in the Company’s share price for the three months ended March 31, 2012.

c)	Deferred, restricted and performance share units:

Deferred, restricted and performance share units outstanding at March 31, 2012 are as follows:

	Number of Deferred Share Units	Number of Restricted Share Units	Number of Performance Share Units
Outstanding at December 31, 2011	597,911	48,588	1,103,049
Granted	19,358	20,400	358,330
Granted in-lieu of dividends	3,237	362	5,468
Redeemed	—	—	(413,138)
Cancelled	—	—	(8,393)

Outstanding at March 31, 2012	620,506	69,350	1,045,316

Compensation expense for deferred, restricted and performance share units is measured at fair value based on the market value of the Company’s common shares and is recognized over the vesting period. Changes in fair value are recognized in earnings for the proportion of the service that has been rendered at each reporting date. The fair value of deferred, restricted and performance share units at March 31, 2012 was $50.7 million compared with the recorded liability of $39.9 million. The difference between the fair value and the recorded liability of $10.8 million will be recognized over the weighted average remaining service period of approximately 2.0 years.

For the three months ended March 31, 2012, compensation expense related to deferred, restricted and performance share units included in cost of sales and operating expenses was an expense of $14.1 million (2011 – $4.8 million). This included an expense of $10.3 million (2011 – $0.6 million) related to the effect of the change in the Company’s share price for the three months ended March 31, 2012.

METHANEX CORPORATION 2012 FIRST QUARTER REPORT	PAGE 27
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

9.	Changes in non-cash working capital:

Changes in non-cash working capital for the three months and years ended March 31, 2012 were as follows:

	Three Months Ended
	Mar 31 2012	Mar 31 2011
Decrease (increase) in non-cash working capital:
Trade and other receivables	$6,788	$(24,999)
Inventories	12,441	19,423
Prepaid expenses	788	(990)
Trade, other payables and accrued liabilities, including long term payables	(40,585)	46,601

	(20,568)	40,035

Adjustments for items not having a cash effect and working capital changes relating to taxes and interest paid	17,813	5,950

Changes in non-cash working capital having a cash effect	$(2,755)	$45,985

These changes relate to the following activities:
Operating	$(17,424)	$44,486
Investing	14,669	1,499

Changes in non-cash working capital	$(2,755)	$45,985

10.	Financial instruments:

The following table provides the carrying value of each category of financial assets and liabilities and the related balance sheet item:

AS AT	Mar 31 2012	Dec 31 2011
Financial assets:
Financial assets held for trading:
Derivative instruments designated as cash flow hedges[1]	$—	$300
Loans and receivables:
Cash and cash equivalents	584,085	350,711
Trade and other receivables, excluding current portion of GeoPark financing	325,161	332,642
Project financing reserve accounts included in other assets	39,839	39,839
GeoPark financing, including current portion	11,444	18,072

Total financial assets[2]	$960,529	$741,564

Financial liabilities:
Other financial liabilities:
Trade, other payables and accrued liabilities	$321,794	$357,534
Long-term debt, including current portion	1,133,473	903,255
Financial liabilities held for trading:
Derivative instruments designated as cash flow hedges[1]	35,914	41,536

Total financial liabilities	$1,491,181	$1,302,325

[1]	The euro hedges and the Egypt interest rate swaps designated as cash flow hedges are measured at fair value based on industry accepted valuation models and inputs obtained from active markets.
[2]	The carrying amount of the financial assets represents the maximum exposure to credit risk at the respective reporting periods.

METHANEX CORPORATION 2012 FIRST QUARTER REPORT	PAGE 28
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

10.	Financial instruments (continued):

At March 31, 2012, all of the Company’s financial instruments are recorded on the balance sheet at amortized cost with the exception of derivative financial instruments included in other assets and other long-term liabilities which are recorded at fair value.

The Egypt limited recourse debt facilities bear interest at LIBOR plus a spread. The Company has interest rate swap contracts to swap the LIBOR-based interest payments for an average aggregated fixed rate of 4.8% plus a spread on approximately 75% of the Egypt limited recourse debt facilities for the period to March 31, 2015. The Company has designated these interest rate swaps as cash flow hedges.

These interest rate swaps had outstanding notional amounts of $355 million as at March 31, 2012. The notional amounts decrease over the expected repayment period. At March 31, 2012, these interest rate swap contracts had a negative fair value of $35.8 million (2011—$41.5 million) recorded in other long-term liabilities. The fair value of these interest rate swap contracts will fluctuate until maturity. The Company also designates as cash flow hedges forward exchange contracts to sell euro at a fixed USD exchange rate. At March 31, 2012, the Company had outstanding forward exchange contracts designated as cash flow hedges to sell a notional amount of 48.0 million euro in exchange for US dollars and these euro contracts had a negative fair value of $0.1 million (2011 – positive fair value of $0.3 million) recorded in other long-term liabilities. Changes in fair value of derivative financial instruments designated as cash flow hedges have been recorded in other comprehensive income.

11.	Contingent liability:

The Board of Inland Revenue of Trinidad and Tobago issued an assessment in 2011 against our 63.1% owned joint venture, Atlas Methanol Company Unlimited ("Atlas"), in respect of the 2005 financial year. All subsequent tax years remain open to assessment. The assessment relates to the pricing arrangements of certain long-term fixed price sales contracts that extend to 2014 and 2019 related to methanol produced by Atlas. The impact of the amount in dispute for the 2005 financial year is nominal as Atlas was not subject to corporation income tax in that year. Atlas has partial relief from corporation income tax until 2014.

The Company has lodged an objection to the assessment. Based on the merits of the case and legal interpretation, management believes its position should be sustained.

METHANEX CORPORATION 2012 FIRST QUARTER REPORT	PAGE 29
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

Methanex Corporation

Quarterly History (unaudited)

	Q1 2012	2011	Q4	Q3	Q2	Q1	2010	Q4	Q3	Q2	Q1
METHANOL SALES VOLUMES
(thousands of tonnes)

Methanex-produced	926	3,853	1,052	983	970	848	3,540	831	885	900	924
Purchased methanol	691	2,815	644	672	664	835	2,880	806	792	678	604
Commission sales [1]	198	846	208	235	231	172	509	151	101	107	150

	1,815	7,514	1,904	1,890	1,865	1,855	6,929	1,788	1,778	1,685	1,678

METHANOL PRODUCTION
(thousands of tonnes)

Chile	113	554	113	116	142	183	935	208	194	229	304
Titan, Trinidad	215	711	180	224	186	121	891	233	217	224	217
Atlas, Trinidad (63.1%)	127	891	195	170	263	263	884	266	284	96	238
New Zealand	174	830	211	209	207	203	830	206	200	216	208
Medicine Hat	114	329	130	125	74	—	—	—	—	—	—
Egypt (60%)	202	532	132	191	178	31	—	—	—	—	—

	945	3,847	961	1,035	1,050	801	3,540	913	895	765	967

AVERAGE REALIZED METHANOL PRICE [2]
($/tonne)	382	374	388	377	363	367	306	348	286	284	305
($/gallon)	1.15	1.12	1.17	1.13	1.09	1.10	0.92	1.05	0.86	0.85	0.92

PER SHARE INFORMATION[3] ($ per share)
Basic net income	0.24	2.16	0.69	0.67	0.44	0.37	1.04	0.28	0.31	0.16	0.29
Diluted net income	0.23	2.06	0.68	0.59	0.43	0.37	1.03	0.27	0.31	0.15	0.29
Adjusted net income	0.41	1.92	0.69	0.43	0.41	0.39	0.93	0.42	0.13	0.09	0.29

[1]	Commission sales represent volumes marketed on a commission basis related to the 36.9% of the Atlas methanol facility and 40% of the Egypt methanol facility that we do not own.
[2]

Average realized price is calculated as revenue, excluding commissions earned and the Egypt non-controlling interest share of revenue, divided by the total sales volumes of Methanex-produced (attributable to Methanex shareholders) and purchased methanol.

[3]	Per share information calculated using net income attributable to Methanex shareholders.

METHANEX CORPORATION 2012 FIRST QUARTER REPORT	PAGE 30
QUARTERLY HISTORY

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

METHANEX CORPORATION

Date: April 25, 2012	By:	/s/ RANDY MILNER
Name: Randy Milner
Title: Senior Vice President, General Counsel & Corporate Secretary